                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1999

                        Commission file number 001-12335

                          Butler Manufacturing Company
                    Galesburg Hourly Employee Savings Trust
                                  401(k) Plan


                          Butler Manufacturing Company
                                   BMA Tower
                                Penn Valley Park
                             Kansas City, MO 64108

Report of Independent Public Accountants

To the Board of Directors of the
Butler Manufacturing Company:

We have audited the accompanying statements of net assets available for benefits of the Butler Manufacturing Company Galesburg Hourly Employee Savings Trust Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1999, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Kansas City, Missouri,
June 14, 2000

BUTLER MANUFACTURING COMPANY
GALESBURG HOURLY EMPLOYEES SAVINGS TRUST

Statements of Net Assets Available for Benefits
December 31, 1999 and 1998

                                                       1999              1998
                                                    ----------        ----------

ASSETS:
  Investments                                       $6,580,607        $5,172,046

  Receivables-
   Employee contributions receivable                   106,829            81,229
                                                    ----------        ----------
            Total receivables                          106,829            81,229
                                                    ----------        ----------
            Net assets available for benefits       $6,687,436        $5,253,275
                                                    ==========        ==========

The accompanying notes are an integral part of these financial statements.

BUTLER MANUFACTURING COMPANY
GALESBURG HOURLY EMPLOYEES SAVINGS TRUST

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 1999 and 1998

                                                                           1999                   1998
                                                                        ----------             ----------

CONTRIBUTIONS:
  Employee                                                              $  923,930             $  825,745
  Employer                                                                  31,231                141,905
                                                                        ----------             ----------
          Total contributions                                              955,161                967,650

INCOME:
  Net appreciation in fair value of investments                            221,537                375,186
  Interest and dividends                                                   477,922                311,534

OTHER INCREASES (DECREASES):
  Distributions                                                           (208,351)              (139,820)
  Fees                                                                      (9,897)                (9,189)
  Net transfers (to) from another employer-sponsored fund                   (2,211)                26,623
  Other                                                                         --                   (628)
                                                                        ----------             ----------
          Increase in net assets available for plan benefits             1,434,161              1,531,356

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                                                      5,253,275              3,721,919
                                                                        ----------             ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  end of year                                                           $6,687,436             $5,253,275
                                                                        ==========             ==========

The accompanying notes are an integral part of these financial statements.

BUTLER MANUFACTURING COMPANY
GALESBURG HOURLY EMPLOYEE SAVINGS TRUST

Notes to Financial Statements
December 31, 1999 and 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

General

Effective April 1, 1991, Butler Manufacturing Company (the Company) established the Galesburg Hourly Employee Savings Trust (the Plan), which is administered by the administrative committee. The investments of the Plan are in the custody of Fidelity Institutional Retirement Services Company (Custodian). The trustee of the Plan is the Fidelity Management Trust Company (Fidelity) which is appointed by the administrative committee.

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document for more complete information.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in net assets available for benefits.

Fees and Expenses

The expenses incurred by the administrative committee of the Plan in administering plan activity and the expenses incurred by Fidelity in administering the trust may be paid from the assets of the Plan or by the Company, as the Company elects.

Eligibility

All full-time Galesburg union hourly employees of the Company having completed four months of employment are eligible for participation in the Plan.

Vesting

All eligible employees participating in the Plan are immediately 100 percent vested in employer and participant contributions.

Termination

The Plan may be terminated at any time with the approval of the Company's board of directors. If the Plan is terminated, each participant's account balance will be, at the discretion of the Company, distributed in a lump sum or held in trust to be distributed upon each participant's retirement, death, disability or termination of employment.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis.

BUTLER MANUFACTURING COMPANY
GALESBURG HOURLY EMPLOYEE SAVINGS TRUST

Notes to Financial Statements
December 31, 1999 and 1998

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

2.  CONTRIBUTIONS:

Employees may contribute to the Plan from 1 to 15 percent of their compensation in 1 percent increments, subject to applicable IRS regulations. Participants may direct investments of their contribution in 1 percent increments among the funds established by Fidelity. At the discretion of the board of directors, employee contributions up to 6 percent of compensation will be matched 25 percent by the Company. This match is applicable only to employees who are active employees on December 31, except in cases of retirement, disability or death if the Company has made a company matching contribution under the Butler Manufacturing Company 401(k) Employee Savings Trust Plan.

3.  DISTRIBUTIONS:

If a participant retires on or after attaining age 55, becomes totally or permanently disabled, dies or terminates employment for any other reason, the full value of the account becomes distributable. If the value of the amount distributable exceeds $5,000, the distribution cannot be made until the participant reaches age 65 or gives consent to the distribution. All distributions must be made prior to April 1 of the calendar year immediately following the date the participant reaches age 70 1/2, even if still employed. All distributions shall be made in a single payment of cash.

There were no distributions payable to vested participants at December 31, 1999 and 1998. These amounts would have been included in net assets available for benefits in the accompanying financial statements and shown as a liability of the Plan for purposes of the Form 5500.

4.  IN-SERVICE WITHDRAWALS:

Employee contributions, in part or in total, may be withdrawn for extreme financial hardships. Such financial hardships include college costs, excessive medical expenses, the purchase of a principal residence, or to prevent eviction from a principal residence.

5.  LOANS TO PARTICIPANTS:

At the discretion of the administrative committee, loans may be made to a participant up to the lesser of $50,000 or 50 percent of the value of the participant's account. No loan may be for an amount less that $1,000. Loans are secured by an assignment of the participant's total account balance in the Plan. Loan maturities may not be less than one year nor exceed five years.

BUTLER MANUFACTURING COMPANY
GALESBURG HOURLY EMPLOYEE SAVINGS TRUST

Notes to Financial Statements
December 31, 1999 and 1998



except for home loans. Interest rates will be set by the administrative committee in accordance with uniform procedures consistently applied in a manner which does not discriminate in favor of officers, shareholders or highly compensated participants.

6. INVESTMENTS:

The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31:

                                       1999                  1998
                                    ----------           ----------
Fidelity investment funds-
  Managed Income Portfolio          $  645,983           $  539,504
  Puritan Fund                       1,269,376            1,092,449
  Magellan Fund                      2,309,315            1,656,706
  Equity Income Fund                   806,457              678,321
  Retirement Money Market Trust        780,341              657,299

During 1999 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $221,537 as follows:

Mutual funds                     $225,039
Common stock                       (3,502)
Corporate bond                         --
U.S. government securities             --
                                 --------
                                 $221,537
                                 ========

7. NONPARTICIPANT-DIRECTED INVESTMENTS:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31 is as follows:


                                                         1999          1998
                                                        -------       -------
Net assets-
  Common stock                                          $85,704       $70,058
                                                        =======       =======
Changes in net assets-
  Contributions                                         $24,413       $24,857
  Interest and dividends                                  2,211         1,605
  Net appreciation                                       (3,502)      (26,325)
  Benefits paid to participants                             (40)       (3,389)
  Transfers (to) from participant-directed investments   (5,507)       (2,164)
  Loan repayments (withdrawals)                            (674)        1,673
  Other                                                  (1,255)        1,050
                                                        -------       -------
                                                        $15,646       $(4,793)
                                                        =======       =======

BUTLER MANUFACTURING COMPANY
GALESBURG HOURLY EMPLOYEE SAVINGS TRUST

Notes to Financial Statements
December 31, 1999 and 1998




8. FEDERAL INCOME TAXES:

The Plan has received a favorable determination letter, dated December 22, 1994, from the IRS, qualifying the Plan under the Internal Revenue Code and exempting the trust from federal income taxes. The Plan has been amended since receiving the determination letter. The plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes is included in these financial statements.

BUTLER MANUFACTURING COMPANY
GALESBURG HOURLY EMPLOYEES SAVINGS TRUST

Part IV - Line 4i--Schedule of Assets Held for Investment Purposes December 31, 1999

                                                                        Fair
  Shares                          Description                           Value
  ------                          -----------                        ----------
                       *Fidelity Management Trust Company-
 645,983                   Managed Income Portfolio                  $  645,983
  66,704                   Puritan Fund                               1,269,376
  16,902                   Magellan Fund                              2,309,315
  15,080                   Equity Income Fund                           806,457
   8,418                   International Growth Fund                    253,367
   2,034                   Asset Manager                                 37,390
   4,375                   Asset Manager Growth                          86,058
   3,332                   Asset Manager Income                          40,519
 780,341                   Retirement Money Market Trust                780,341
  13,561               Butler Stock Fund                                 85,704
      --               Participant loans outstanding, 9.0%              266,097

*Party-in-interest to the Plan

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        GALESBURG HOURLY EMPLOYEE SAVINGS TRUST


Date: June 28, 1999                              By: /s/ Larry C. Miller
                                                     -------------------
                                                 Larry C. Miller, Member of the
                                                    Administrative Committee

                               INDEX TO EXHIBITS

Exhibit
Number                              Description
-------                             -----------
23                                  Consent of Independent Public Accountants